Exhibit (a)(1)(D)

August 28, 2006

To Our Stockholders:

Realogy Corporation is offering to purchase up to 32,000,000 shares of its common stock, including the associated preferred stock purchase rights, from you, at a purchase price within the range of $20.00 to $23.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The last reported sale price of our common stock on August 25, 2006, the last trading day before we announced the offer, was $21.02 per share.

Based on the number of shares tendered and the prices specified by our stockholders, we will determine the lowest single per share price (in multiples of $0.10) that will allow us to purchase up to 32,000,000 shares (or such lesser amount of shares as are properly tendered and not properly withdrawn). We will pay the selected price for all shares of common stock tendered at or below that price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the tender offer.

We believe the offer will provide Realogy stockholders with the opportunity to tender all or a portion of their shares and receive a return of value if they so elect, without potential disruption to the share price and the usual transaction costs associated with market sales. The offer also affords stockholders that elect not to tender their shares in the offer the opportunity to increase their percentage ownership in Realogy and benefit from the enhanced earnings per share that we expect to result from the offer.

Pursuant to our Separation and Distribution Agreement with Cendant Corporation, Travelport Inc. and Wyndham Worldwide Corporation, we received approximately $1.4 billion in cash from Cendant, representing our share of the cash proceeds received by Cendant from the sale of Travelport to affiliates of The Blackstone Group. Our Board believes that using a substantial portion of the proceeds that Realogy received upon the closing of the sale of Travelport to fund the offer is a prudent use of our financial resources and an effective means of providing value to our stockholders, and will provide an efficient capital structure that provides us with flexibility to take advantage of future opportunities.

The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and I encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials. Neither Realogy nor its Board of Directors makes any recommendation to stockholders as to whether to tender their shares in the offer.

The offer will expire at 5:00 p.m., New York City time, on September 26, 2006, unless we extend the offer. Questions and requests for assistance may be directed to Mellon Investor Services LLC, our information agent and depositary for the offer, and Citigroup Global Markets Inc., our dealer manager for the offer, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other offer documents from the information agent at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,

Henry R. Silverman
Chairman of the Board and Chief Executive Officer